UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Neogenix Oncology, Inc.
Full Name of registrant

Not Applicable
Former Name if Applicable

15010 Broschart Road, Suite 270
Address of Principal Executive Office (Street and Number)

Rockville, Maryland 20850
City, State and Zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, in October 2011, Neogenix Oncology, Inc. (the “Company”) received an inquiry from the Securities and Exchange Commission (the “SEC”) requesting the Company to voluntarily provide information regarding payments made to third parties in connection with the sale of its common stock. The Company has fully cooperated with the SEC inquiry. The Company has now concluded that finders fees were paid to some persons whom the Company has not been able to confirm were registered as broker-dealers or otherwise properly licensed under applicable state law and who may have been required to be so registered or licensed, and that at least some investors who purchased shares of common stock in transactions in which finders fees were paid may therefore have the right to rescind their purchases of shares, depending on applicable federal and state laws and subject to applicable defenses, if any.

The Company has been working with outside accounting professionals to determine the proper accounting treatment to address the potential rescission claims that some investors may have. The Company has recently made a determination in that regard, and is now in the process of preparing its financial statements for the year ended December 31, 2011; however, such financial statements have not yet been completed.

Accordingly, the Company is not currently in a position to file its Annual Report on Form 10-K for the year ended December 31, 2011, and the filing of such Form 10-K is being delayed. The Company is unable to predict at this time when it will be able to file such form 10-K, though it intends to do so as soon as practicable.

PART IV - OTHER INFORMATION

(l)	Name and telephone number of person to contact in regard to this notification

Philip M. Arlen, MD	(301)	917-6880
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☐ No ☒

Quarterly Report on Form 10-Q for the quarter ended September 30, 2011

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Neogenix Oncology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2012	/s/ Philip M. Arlen
		By:	Philip M. Arlen, MD
		Title:	Chief Executive Officer